EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three and nine months ended September 30, 2012 and 2011, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Earnings:
Income before taxes	$87,374	$83,116	$260,870	$246,500
Add:
Fixed charges	61,534	63,829	190,471	203,211
Amortization of capitalized interest	—	—	—	—
Less:
Interest capitalized	—	—	—	—
Earnings	$148,908	$146,945	$451,341	$449,711

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$61,514	$63,808	$190,404	$203,114
Interest capitalized	—	—	—	—
Estimate of the interest component of rental expense	20	21	67	97
Fixed charges	$61,534	$63,829	$190,471	$203,211

Ratio of earnings to fixed charges	2.42	2.30	2.37	2.21